UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

International Game Technology PLC Appoints Nick Khin as President, Global Gaming

On August 7, 2024, International Game Technology PLC (NYSE:IGT) ("IGT") appointed Nick Khin as IGT President, Global Gaming. Khin previously served as IGT Chief Operating Officer and Senior Vice President, Gaming, since 2015.

In his role as IGT President, Global Gaming, Khin is responsible for managing the IGT Global Gaming business unit, including studios, technology, sales, games and hardware, manufacturing and services, and systems. Khin reports to IGT CEO Vince Sadusky and is based in Las Vegas.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "IGT Appoints Nick Khin as President, Global Gaming" dated August 7, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "IGT Appoints Nick Khin as President, Global Gaming" dated August 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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